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                                                                   Exhibit (a)11

                                                           FOR IMMEDIATE RELEASE

AMERICANGREETINGS.COM COMPLETES TENDER OFFER FOR EGREETINGS, CLOSES ACQUISITION

CLEVELAND (March 19, 2001) - AmericanGreetings.com today announced that it has completed its cash tender offer for all of the outstanding shares of common stock of Egreetings Network, Inc. (NASDAQ: EGRT) at 85 cents net per share, and that the acquisition of Egreetings by AmericanGreetings.com has closed.

Josef Mandelbaum, chairman and chief executive officer of AmericanGreetings.com, said the conclusion of the acquisition is a watershed event for the company. "The addition of Egreetings will allow us to increase and diversify our audience with popular and established brands," Mandelbaum said. "We are also very excited to continue and hope to expand the exclusive relationship Egreetings has established with the Microsoft Network. This acquisition adds to the momentum we've been building since last year with both consumers and advertisers, and should contribute to our goal of becoming profitable by the fourth quarter of this calendar year."

In the offer, which commenced Feb. 12, 2001 and expired at 3 p.m. EST on March 19, 2001, a total of 31,747,524 shares of Egreetings common stock, or 94.89 percent of the outstanding shares, were validly tendered and not withdrawn, all of which were accepted for payment.

Each share of Egreetings common stock not tendered was converted into the right to receive 85 cents in cash, without interest, pursuant to a merger of Egreetings with a wholly owned subsidiary of AmericanGreetings.com. The total value of the transaction was approximately $28.4 million.

Mandelbaum said that both Egreetings and Beat Greets, its spin-off site, will continue to operate as separate brands.

According to February's Nielsen//NetRatings for home and work Internet users, AmericanGreetings.com was the 17th most visited site on the web with 13.2 million unique visitors, while Egreetings was 71st with 4.6 million unique visitors. Accounting for the 6.4 percent overlap in the two audiences, the combined company would have been the 12th most visited site on the web in February with 16.8 million unique visitors.

ABOUT AMERICANGREETINGS.COM
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AmericanGreetings.com is the online greetings and personal expression subsidiary of American Greetings Corporation (NYSE: AM), the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. AmericanGreetings.com consistently ranks as one of the top 20 Web sites in terms of monthly unique visitors, according to Nielsen//NetRatings. Through partnerships with AOL, AIM, ICQ and Netscape, AmericanGreetings.com (AOL
Keyword: AG) reaches 80 percent of all Web users. It offers more than 15,000 total greetings, the largest selection available on the Web. Branded content available from AmericanGreetings.com includes online cards and entertainment from Egreetings Network, and the eAgents newsletter, which consolidates and delivers personalized content from the top sites on the Internet to subscribers.

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INVESTOR CONTACT:                           MEDIA CONTACT:
DALE A. CABLE                               DAVID D. POPLAR
VICE PRESIDENT, TREASURER                   INVESTOR AND MEDIA RELATIONS MANAGER
(216) 252-7300                              (216) 252-4864